Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

April 30, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Short Duration Credit Opportunities Fund (the “Fund”), File Nos. 333-186405 and 811-22518

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated February 28, 2013, and via telephone conference with Christina DiAngelo on February 22, 2013 (Comment 11A below), on the Fund’s Form N-2 (File Nos. 333-186405 and 811-22518), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 1, 2013. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-186405 and 811-22518), which was filed today with the SEC.

PROSPECTUS

Cover Page

1. Comment: In the paragraph under “Portfolio Contents,” please describe the Fund’s policy with respect to duration (e.g., define what is meant by “short duration” in the Fund’s name). Please also briefly explain what duration is, provide an example, and disclose the Fund’s average duration as of a recent date.

Response: Page 6 of the Prospectus states, “Under normal market circumstances, the Fund will seek to maintain an average duration of two years

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or less for its portfolio, including the effect of leverage. In this prospectus, “average duration” and “average portfolio duration” are each defined to be the modified duration of the Fund’s portfolio, which is the measure of a debt instrument’s or a portfolio’s price sensitivity with respect to changes in market yields adjusted to reflect the effect of the Fund’s effective leverage. Prices of instruments with shorter durations tend to be less sensitive to interest rate changes than instruments with longer durations. In general, the value of a portfolio of instruments with a shorter duration can be expected to be less sensitive to interest rate changes than a portfolio with a longer duration.”

We will add an example of duration and disclose the Fund’s duration as of a recent date on page 6.

To avoid unnecessary repetition, we respectfully decline to add this language to the cover page. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

2. Comment: In the paragraph under “Leverage,” please briefly describe the current credit agreement with Bank of America, N.A., including the average daily balance outstanding and the current interest rate.

Response: Page 7 of the prospectus states, “The Fund has entered into a $85,000,000 credit agreement with Bank of America, N.A. As of July 31, 2012, the Fund’s outstanding balance on this Borrowing was $85,000,000. For the fiscal year ended July 31, 2012, the average daily balance outstanding and the average annual interest rate on this Borrowing were $69,781,421 and 1.16%, respectively.” To avoid unnecessary repetition, we respectfully decline to add this language to the cover page. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

Prospectus Summary (Pages 4 – 19)

3. Comment: If the Fund has a maturity strategy, please describe it in the section entitled “Investment Objectives and Policies” beginning on page 4.

Response: We confirm that the Fund does not have a maturity strategy.

4. Comment: The last bullet point under “Investment Objectives and Policies” on page 6 states that “[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange traded funds (‘ETFs’)) that invest primarily in securities of the types in which the Fund may invest directly.” Please confirm to us that no acquired fund fees and expenses are required to be included in the fee table on page 20.

Response: We confirm that no acquired fund fees and expenses are required to be included in the fee table on page 20.

April 30, 2013

5. Comment: The third to last paragraph under “Investment Objectives and Policies” on page 6 indicates that the Fund may invest in derivatives. Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the risks of these specific derivatives are disclosed in the section entitled “Derivatives Risks, including the Risks of Swaps” on page 16. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: We have added “such as credit default swaps and interest rate swaps” to the first sentence of the paragraph referenced above on page 6. The risks of both of these instruments are found on page 16.

6. Comment: The third sentence of the paragraph under “Use of Leverage” on page 7 states that “[a]s of July 31, 2012, the Fund’s outstanding balance on this Borrowing was $85,000,000.” Please revise this sentence to clarify whether the Fund currently has $85,000,000 available for borrowing or whether the Fund has in fact borrowed the entire $85,000,000.

Response: The language on page 7 has been updated to state, “The Fund has entered into a $85,000,000 credit agreement with Bank of America, N.A. As of January 31, 2013, the Fund’s outstanding balance on this Borrowing was $85,000,000. For the fiscal period ended January 31, 2013, the average daily balance outstanding and the average annual interest rate on this Borrowing were $85,000,000 and 1.10%, respectively.” Each statement is correct, the Fund both has $85,000,000 available for borrowing under its credit agreement and has borrowed the entire amount.

7. Comment: The last sentence of the third paragraph under “Distribution Through At-the-Market Transactions” on page 8 states that “[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.” Please tell us what is meant by the term “reasonable efforts” basis and how it differs from a “best efforts” basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

Response: We do not expect that Nuveen Securities would be deemed to be an underwriter in connection with an at-the-market sale of Common Shares of the Fund, and the purpose of the statement under “Distribution Through At-the-Market Transactions” to which you refer is to clarify that, to the extent Nuveen Securities is deemed to be an underwriter, it will not be acting as such in the manner of more traditional offerings. Unlike an underwriter in a firm commitment underwriting, Nuveen Securities would not purchase and resell a fixed number of securities. Unlike an underwriter in a best efforts underwriting, Nuveen Securities will not set a minimum or maximum numbers of shares to

April 30, 2013

be sold and, therefore, will not establish an escrow account to be used pending the sales process. Instead, Nuveen Securities will merely use reasonable efforts to facilitate the sale of shares to purchasing broker-dealers. Because the at-the-market sales of Common Shares of the Fund would not involve a best efforts underwriting, the Registrant has not included the information required by Instruction 5 of Item 1 of Form N-2.

8. Comment: If the Fund may invest in the securities of other investment companies that may themselves be leveraged, please disclose that fact in the section entitled “Leverage Risk” on page 10. Please also disclose in this section that this additional leverage serves to magnify the risk of leverage.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

9. Comment: Please include in the section entitled “Distributions” on page 18 disclosure similar to the disclosure included on page 57 stating that distributions made by the Fund may be a return of capital; that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares; and that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital. We have added clarifying language to this effect on page 57. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

Trading and Net Asset Value Information (Page 23)

10. Comment: Please also disclose in this section: (a) whether the Fund’s Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. Alternatively, the Fund may include a cross-reference to the relevant disclosure (e.g., see “Repurchase of Fund Shares; Conversion to Open-End Fund” on page 58 of the Prospectus). See Item 8.5.d. of Form N-2.

April 30, 2013

Response: The table on page 23 of the Prospectus shows the Fund’s historical trading at premiums and discounts. To address (b) and (c), we will add a cross-reference to relevant disclosure in “Repurchase of Fund Shares; Conversion to Open-End Fund” beginning on page 58 of the Prospectus.

Summary of Fund Expenses (Pages 20 – 21)

11. Comment: Please state in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response: We will add the following language in the Fund’s next pre-effective amendment, “Other Expenses are estimated based on actual expenses from the prior fiscal period.”

11A. Comment: The fee table estimates annual expenses at 180 bps, but the financial highlights have an estimate of 175 bps – please explain this difference.

Response: The 5bps difference relates to the change in the borrowing amount for the Fund; the N-2 is based on the fund having an $85M borrowing prospectively, as that is where Nuveen believes the borrowing amount will remain. The amount in the financial statements is reflective of the Fund’s borrowing ranging from $15M to $85M during the fiscal year, which is the actual amount; however, it is not a good prospective number.

The Fund’s Investments (Pages 24 – 35)

12. Comment: The second sentence of the eighth paragraph under “Investment Policies” on page 26 states that “[t]here is no assurance that the Fund will incur Borrowings or issue Preferred Shares.” Disclosure elsewhere in the Prospectus indicates that the Fund has a loan outstanding with Bank of America. Please correct this inconsistency.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

13. Comment: The fourth to last sentence under “Limitations on the Use of Futures, Futures Options and Swaps” on page 32 states that “[t]he CFTC amendments to Regulation 4.5 took effect on December 31, 2012, and the Fund either must comply with amended Regulation 4.5’s requirements, or, if required, NFALLC and/or Symphony will register with respect to the Fund as a commodity pool operator with the CFTC.” Please disclose in this section what the Fund will do.

Response: We will revise the relevant language in the Fund’s next pre-effective amendment to state, “The CFTC amendments to Regulation 4.5 took

April 30, 2013

effect on December 31, 2012, and the Fund intends to comply with amended Regulation 4.5’s requirements such that NFALLC and/or Symphony will not be required to register with respect to the Fund as a commodity pool operator with the CFTC.”

Use of Leverage (Pages 36 – 37)

14. Comment: The second sentence of the sixth paragraph under “Use of Leverage” on page 36 discusses the Fund’s interest rate swap program “if implemented.” If this program has been implemented, please update the disclosure accordingly.

Response: As the Fund’s interest rate swap program has been implemented, we will update the disclosure accordingly in the Fund’s next pre-effective amendment.

Risk Factors (Pages 38 – 47)

15. Comment: The second sentence of the paragraph under “Certain Affiliations” on page 47 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Management of the Fund (Pages 47 – 50)

16. Comment: In the paragraphs under “Portfolio Management” on page 48, please describe in more detail the experience of each portfolio manager over the past five years (e.g., the first sentence of the third paragraph states that “Jenny Rhee joined Symphony in 2001 and is currently responsible for trading and portfolio management of fixed-income securities;” please indicate whether she has been responsible for trading and portfolio management of fixed-income securities for the past five years or had different positions during that period).

Response: This change will be reflected in the Fund’s next pre-effective amendment.

April 30, 2013

Repurchase of Fund Shares; Conversion to Open-End Fund (Page 58)

17. Comment: The last sentence of the last paragraph under “Repurchase of Fund Shares; Conversion to Open-End Fund” on page 58 states that “[t]o date, the Fund has not repurchased any Common Shares under the program.” Please confirm to us that there is no current intention to repurchase Common Shares under the program.

Response: The Fund’s Repurchase Program is designed to be used during periods when the Fund’s Common Shares are trading at deep and persistent discounts to net asset value. As a result, during periods during which the Fund is offering shares pursuant to its shelf registration statement, the Fund will not repurchase Common Shares.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 – 3)

18. Comment: Investment restriction number (4) on page 1 states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and provided further that for purposes of this limitation, the term ‘issuer’ shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participations” (emphasis added). We note that both the institution selling the loan and the ultimate borrower would be considered issuers for purposes of the concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower. Cf. Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise this policy accordingly.

Response: Investment restriction number (4) is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. We confirm, for purposes of this investment restriction number (4), that both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower.

Portfolio Composition (Pages 6 – 20)

19. Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 17 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes.”

April 30, 2013

Hedging Strategies and Other Uses of Derivatives (Pages 20 – 27)

20. Comment: The paragraph under “Total Return Swaps” on page 26 indicates that the Fund may invest in total return swaps. Please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Registrant confirms that it complies with the requirements set forth in 10666 and is aware of the Commission’s recent concept release relating to the use of derivatives and that it may issue future guidance relating to same which may impact the operation of the Fund. In addition, the following language appears on pages 16 and 45 of the Prospectus, “The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.”

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 50 – 54)

21. Comment: The last sentence of the third paragraph under “Compensation” on page 53 states that performance relative to any benchmark is considered when establishing a portfolio manager’s bonus. Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance and disclose the periods over which performance will be measured. See Item 21.2 of Form N-2.

Response: We have modified the language to indicate that performance-based compensation will be based on pre-tax performance.

Code of Ethics (Page 54)

22. Comment: The first sentence of the paragraph under “Code of Ethics” on page 54 states that “[t]he Fund, NFALLC, Symphony, Nuveen and other related entities have adopted codes of ethics that essentially prohibit certain of their personnel, including the Fund’s Portfolio Managers, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions.” Please disclose in this section whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. See Item 18.15. of Form N-2.

April 30, 2013

Response: This change will be reflected in the Fund’s next pre-effective amendment.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Long at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy

Gifford Zimmerman